EXHIBIT 21



                     LIST OF SUBSIDIARIES


     The Partnership is a partner of Mall of Memphis Associates, a general partnership which holds title to the Mall of Memphis in Memphis, Tennessee.

The Partnership is a partner of 767 Third Avenue Associates, a general partnership which holds title to the 767 Third Avenue Building in New York City, New York. The developer of the property is a partner in the joint venture. The Partnership is a partner of Riverfront Office Park Joint Venture, a general partnership which holds title to the Riverfront Office Building in Cambridge, Massachusetts. The developer of the property was a partner in the joint venture.